Second Act Theatrical Capital LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

Period of September 15, 2021 (Inception)
through December 31, 2022

Audited by:

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Second Act Theatrical Capital LLC

Table of Contents

TaxDrop

Independent Auditor's Report

July 14, 2023
To: Management of Second Act Theatrical Capital LLC
Attn: Adam Hyndman, Co-Founder
Re: 2022-2021 Financial Statement Audit – Second Act Theatrical Capital LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Second Act Theatrical Capital LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Second Act Theatrical Capital LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Second Act Theatrical Capital LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Second Act Theatrical Capital LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Second Act Theatrical Capital LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Second Act Theatrical Capital LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
July 14, 2023

Second Act Theatrical Capital LLC
BALANCE SHEETS
December 31, 2022 and 2021
(Audited)

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
Other Assets		
Other assets	-	-
Total Other Assets	-	-
Total Assets	$ -	$ -
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts payable	$ -	$ -
Total Current Liabilities	-	-
Long-Term Liabilities		
Total Long-Term Liabilities	-	-
Total Liabilities	-	-
MEMBER'S EQUITY		
Capital contributions	38,476	10,583
Retained earnings (Accumulated deficit)	(38,476)	(10,583)
Total Member's Equity	-	-
Total Liabilities and Member's Equity	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

Second Act Theatrical Capital LLC
INCOME STATEMENTS
For the Periods Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Revenues	**$ -**	**$ -**
Cost of revenues	-	-
Gross Profit	-	-
Operating Expenses		
General and administrative	588	-
Professional fees	9,805	10,583
Advertising	17,500	-
Total Operating Expenses	**27,893**	**10,583**
Other Income		
Other income/(expense)	-	-
Total Other Income	-	-
Net Income (Loss)	**$ (27,893)**	**$ (10,583)**

The accompanying footnotes are an integral part of these financial statements.

Second Act Theatrical Capital LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Periods Ended December 31, 2022 and 2021
(Audited)

	Member Units	Member Contributions	Retained Earnings/ (Accumulated Deficit)	Total Member's Equity
Balance as of September 15, 2021 (Inception)	**-**	**$ -**	**$ -**	**$ -**
Issuance of Member Units	1,112	-	-	-
Member contributions	-	10,583	-	10,583
Net Income (Loss)	-	-	(10,583)	(10,583)
Balance as of December 31, 2021	**1,112**	**$ 10,583**	**$ (10,583)**	**$ -**
Member contributions	-	27,893	-	27,893
Net Income (Loss)	-	-	(27,893)	(27,893)
Balance as of December 31, 2022	**1,112**	**$ 38,476**	**$ (38,476)**	**$ -**

The accompanying footnotes are an integral part of these financial statements.

Second Act Theatrical Capital LLC
STATEMENTS OF CASH FLOWS
For the Periods Ended December 31, 2022 and 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (27,893)	$ (10,583)
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	-	-
Increase (Decrease) in other assets	-	-
Net cash provided by (used in) operating activities	**(27,893)**	**(10,583)**
Cash Flows from Investing Activities		
Net cash provided by (used in) investing activities	**-**	**-**
Cash Flows from Financing Activities		
Capital Contributions	27,893	10,583
Net cash provided by (used in) financing activities	**27,893**	**10,583**
Net change in cash and cash equivalents	**-**	**-**
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	**$ -**	**$ -**

The accompanying footnotes are an integral part of these financial statements.

Second Act Theatrical Capital LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Second Act Theatrical Capital LLC (which may be referred to as the "Company", "we," "us," or "our") will produce and invest in commercial theatrical productions like Broadway shows. The company will produce Broadway theater shows by bringing financial capital and industry expertise to develop a new show in partnership with top industry leaders and producers. The Company is partnering with 20 of the top Broadway producers across the industry. The Company was formed in Delaware on September 15, 2021. The Company's headquarters are in New York, NY.

The Industry Standard Group LLC (TISG), formed in November 2020, is a related party entity that is the sole managing member of Second Act Theatrical Capital LLC. The Fiscal Sponsor for TISG is Michael Francis of the Producer Hub & The Tank. TISG is a mission-based organization focused on supporting Black, Indigenous, and people of color (BIPOC) producers in the disruption of the commercial theatre producing model. Each company will maintain its own books and records.

Since inception the Company has relied on member contributions from TISG to fund its operations. As of December 31, 2022, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through July 14, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Second Act Theatrical Capital LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021
(AUDITED)

Fixed Assets

Fixed assets will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and 2021, as there were no fixed assets as of December 31, 2022 and 2021.

Income Taxes

The Company has elected to be taxed as a partnership with the Internal Revenue Service (IRS). Therefore, no provision for income tax expense is recorded. Instead, the net income for the Company flows through to the member and is taxed their individual income tax return. The Company has yet to file its income tax return for the period ended December 31, 2022, which will remain subject to examination by the IRS under the statute of limitations for a period of three years from the date it is filed.
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Revenue Recognition

The Company adopted Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company is pre-revenue, as of December 31, 2022, the Company had recognized zero revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – CONTRIBUTIONS FROM OWNERS

The Company's member has contributed personal funds to bootstrap the Company operations before any investments or funding has been received (See Note 6). Currently no formal contracts with any related parties have been made yet. For the years ended December 31, 2022 and 2021 TISG has contributed for Company operations $27,893 and $10,583, respectively.

Second Act Theatrical Capital LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021
(AUDITED)

NOTE 4 – EQUITY

The Company authorized a total of 1,112 member units. As of both December 31, 2022 and 2021, 1,112 of Class A member units, owned by TISG, were issued and outstanding (See Note 6).

The Company has authorized up to 10,000 crowdfunding (CF) units. The Class CF units, at $500 per unit, are available to issue, contingent on the number of investors from the crowdfunding campaign. Each investor will be allocated units based on their investment at a rate of $500 per unit. CF units are non-voting units.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – SUBSEQUENT EVENTS

Equity

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000, or 10,000 units, in CF member units. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder. The Intermediary will be entitled to receive a 7.5% commission fee.

Management's Evaluation

Management has evaluated subsequent events through July 14, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.